

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Sanjit Biswas
Chief Executive Officer
Samsara Inc.
1990 Alameda Street, Floor 5
San Francisco, CA 94103

      Re: Samsara Inc.
          Amendment No. 5 to Draft Registration Statement on Form S-1
          Submitted October 7, 2021
          CIK No. 0001642896

Dear Mr. Biswas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form S-1

Cover Page

1. We note your disclosure of your ARR, gross margin and revenue growth in your artwork at the forefront of the prospectus. In order to give proper balance to this information, please revise to present your net loss for the same period with equal prominence as your other financial highlights.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance, page 83

2. Please disclose your ratio of lifetime value to customer acquisition cost for the periods presented.

Notes to Consolidated Financial Statements
8. Convertible Preferred Stock, page F-22

3. Refer to your disclosure regarding the Company's Amended and Restated Certificate of Incorporation in connection with the designation and authorization to issue up to 205,638,256 shares of convertible preferred stock with a par value of $0.0001 per share effective January 2021. Please disclose the number of shares of convertible preferred stock that were authorized for issue prior to the January 2021 amendment.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Kauten, Staff Attorney at (202) 551-3447 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Allison Berry Spinner, Esq.